February 14, 2020

Brian Satenstein
Corporate Controller
Tapestry, Inc.
10 Hudson Yards
New York, NY 10001

       Re: Tapestry, Inc.
           Form 10-K for the Fiscal Year Ended June 29, 2019
           Filed August 15, 2019
           File No. 001-16153

Dear Mr. Satenstein:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing